Issuer Free Writing Prospectus, dated May 8, 2013

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated May 8, 2013 and

Registration Statement No. 333-181185

FOR IMMEDIATE RELEASE

May 8, 2013
For more information contact:
Scott Estes (419) 247-2800
Jay Morgan (419) 247-2800

HEALTH CARE REIT, INC. ANNOUNCES AGREEMENT FOR $1.35 BILLION INVESTMENT WITH REVERA INC.

Transaction secures leading position in Canadian Seniors Housing Market

Toledo, Ohio, May 8, 2013….Health Care REIT, Inc. (NYSE:HCN) announced today that the company will partner with Revera Inc. (“Revera”) to own 47 high-quality seniors housing communities with approximately 5,000 units located in major Canadian metropolitan markets. When the transaction is completed, Health Care REIT will own a 75% interest in the approximately $1.35 billion portfolio and Revera will own the remaining 25% interest. The portfolio, which is currently 100% owned by Revera, is primarily comprised of independent living communities, with many offering a continuum of care that includes assisted living and/or memory care. Following the closing of the transaction, Revera will continue to manage the communities under an incentive-based management contract. The transaction is expected to close in the second quarter of 2013 and has been approved by each company’s board of directors. All currency references are in US dollars and are based upon an exchange rate of CAD to USD of 1:1.

“This acquisition solidifies Health Care REIT as a leading capital provider to the private pay seniors housing industry across Canada,” said George L. Chapman, Chairman and Chief Executive Officer of Health Care REIT. “We are excited to partner with Revera, a premier seniors housing provider, whose portfolio complements our existing Canadian seniors housing portfolio. In partnership with the two leading operators in Canada, we now own more than 13,000 units of private pay seniors housing in Canada, with a concentration in infill locations in major metropolitan markets.”

Revera is the second largest operator of seniors housing and long-term care facilities in Canada, with over 20,000 units under management.

“Revera has a fifty-year heritage of providing care and services to seniors to help them live life to the fullest,” said Jeff Lozon, President and Chief Executive Officer of Revera. “We are excited to enter into this partnership with Health Care REIT, a well-capitalized healthcare real estate investor that specializes in partnership-based investing. Moving forward, Health Care REIT will be our strategic capital partner in private pay seniors housing and will help us expand our position as a leader in major Canadian markets.”

Transaction Highlights

—	Revera is a high-quality operating partner with scale, geographic concentration, a strong platform and deep experience in the Canadian marketplace.
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The portfolio is located in primarily infill locations within Canada’s major metropolitan areas, including Toronto, Vancouver, and Calgary. Nearly two-thirds of the portfolio is located in the five largest metropolitan areas in Canada.

—	HCN projects that its first-year unlevered NOI yield, after payment of management fees, will be 7.0%.
—	HCN expects that the partnership’s NOI will grow in excess of 5% over the near-term and grow 4%-5% over the longer-term.
—	There is occupancy upside from the current level of 89% because the portfolio includes 14 communities in lease-up.
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Revera has invested approximately $150 million of capital expenditures into the portfolio since 2009. Revera has agreed to invest the first $50 million of capital expenditures into the portfolio after closing, which is expected to be spent over the next three years, to more firmly position the portfolio for long-term growth.

—	The transaction will diversify HCN’s existing geographic footprint in Canada.
—	Strong alignment of interests and incentives exist between HCN and Revera through shared ownership.
—	HCN will be Revera’s strategic partner going forward and each will have rights of first opportunity on certain acquisitions and new development opportunities within defined geographic areas in Canada.
—	HCN will be a strategic capital partner with the two largest providers of private pay seniors housing in Canada.

The projections and estimates described above represent the most current information available to HCN management. Actual results may be different, and could differ materially, from these projections and estimates if HCN’s assumptions underlying the projections and estimates, including, without limitation, expectations regarding the portfolio’s occupancy rates, rental rates or operating expenses, Revera’s ability to obtain rate increases with respect to the portfolio over time, or the capital expenditures required to maintain such rates, differ materially from actual rates, expenses or expenditures, or due to other developments that may arise between now and the time HCN’s actual financial results for future periods are finalized. HCN assumes no obligation to update or revise these projections or estimates.

NOI is a supplemental measure of HCN’s operating performance, however, this supplemental measure is not defined by U.S. generally accepted accounting principles. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP

Financial Measures” in HCN’s Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion and definition of NOI.

Revera JV Portfolio

Province	Major Cities	Facility Count	# of Units
Ontario	Toronto, Ottawa	25	2,233
British Columbia	Vancouver	7	860

Saskatchewan	Saskatoon	7	742
Alberta	Calgary, Edmonton	6	825

Manitoba	Winnipeg	2	381

Total		47	5,041

Transaction Terms

The investment has been structured with the intention of complying with the REIT Investment Diversification and Empowerment Act (RIDEA). The 47 communities will be owned 75% by HCN and 25% by Revera. Revera will manage all 47 communities under an incentive-based management contract, and HCN and Revera interests will be aligned. Under the terms of the agreement, HCN’s consideration for its interest in the portfolio will be $1.0 billion paid in a combination of approximately $697 million of cash and pro-rata assumption of debt. The key transaction terms are summarized in the table below.

Ownership	75% HCN/ 25% Revera
Facilities	47
Units	5,041
Purchase Price (HCN’s Share)	$1.35 billion ($1.01 billion)
Existing Mortgage Debt (HCN’s Share)	$419 million ($314 million)
HCN Cash Requirement	$697 million
Weighted Average Interest Rate / Term on Existing Mortgage Debt	4.0% / 2.3 years

Transaction Timing. The transaction has been approved by each company’s board of directors. Completion of the transaction is subject to receipt of regulatory approvals and other customary closing conditions. The transaction is expected to close in the second quarter of 2013, although there can be no assurance that the transaction will close or, if it does, when the closing will occur.

About Health Care REIT, Inc. Health Care REIT, Inc., an S&P 500 company with headquarters in Toledo, Ohio, is a real estate investment trust that invests across the full spectrum of seniors housing and health care real estate. The company also provides an extensive array of property management and development services. As of March 31, 2013, the company’s broadly diversified portfolio consisted of 1,133 properties in 46 states, the United Kingdom, and Canada.

About Revera Inc. Revera is a leading provider of seniors’ accommodation, care and services, headquartered in Mississauga, Ontario. The company is owned by Canada’s Public Sector Pension Investment Board and is the second largest provider of seniors housing and long-term care in Canada. Revera currently operates 90 seniors housing facilities, 79 long-term care facilities, and 35 sites coordinating the provision of home health care in Canada. Revera also owns and operates 40 seniors housing and skilled nursing facilities in the U.S.

This document contains “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. When the company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions, it is making forward looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The company’s expected results may not be achieved, and actual results may differ materially from expectations. This may be a result of various factors, including, but not limited to, material differences between actual results and the assumptions, projections and estimates referenced in “Transaction Highlights” in this press release, the satisfaction of closing conditions to the transaction, including, among other things, the obtainment of certain lender consents; the parties’ performance of their obligations under the transaction agreements; the company’s ability to enter into new joint venture agreements and management contracts; the receipt of applicable healthcare licenses and governmental approvals; the movement of U.S. and Canadian exchange rates; compliance with applicable IRS guidance; competition within the seniors housing industry; unanticipated difficulties and/or expenditures relating to the transaction and the relationship; Revera’s ability to realize operating efficiencies; risks related to non-compliance with government regulations and new legislations or regulatory developments; the status of capital markets, including availability and cost of capital; changes in financing terms; risks related to international operations; the parties’ ability to cooperate and reach agreement on major decisions; and other factors affecting the execution of the transaction and subsequent performance, including REIT laws and regulations. Additional factors are discussed in the company’s Annual Report on Form 10-K and in its other reports filed from time to time with the Securities and Exchange Commission. The company assumes no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

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The issuer has filed a registration statement (including a base prospectus) and a related preliminary prospectus supplement dated May 8, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the related preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll-free at 1-888-827-7275, calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897.